UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Metro One Telecommunications, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

59163F105
(CUSIP Number)

Kenneth D. Peterson, Jr.
Columbia Ventures Corporation
203 SE Park Plaza Drive, Suite 270
Vancouver, WA 98684
360-816-1840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2005
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 59163F105
1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth D. Peterson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	|X|
		(b)	|_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)	|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,051,000
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		3,051,000
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,051,000

	10.	SHARED DISPOSITIVE POWER 3,051,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Ventures Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	|X|
		(b)	|_|

3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)		|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington State

NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,051,000
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		3,051,000
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,051,000

	10.	SHARED DISPOSITIVE POWER 3,051,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.16%

14.	TYPE OF REPORTING PERSON
CO

     Kenneth D. Peterson, Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia”) hereby file this Amendment No. 3 (“Amendment No. 3”) to amend and supplement the Statement on Schedule 13D filed on March 7, 2005 and amended on March 25, 2005 and May 10, 2005, relating to Common Stock, no par value per share (“Common Stock”), issued by Metro One Telecommunications, Inc., an Oregon corporation (the “Issuer”). This Amendment No. 3 is being filed to reflect the changes in beneficial ownership of the Reporting Persons and changes in the information in Item 4 since the date of Amendment No. 2 to the Schedule 13D. As provided in the Joint Filing Agreement filed as an Exhibit to the original Schedule 13D, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one statement on Schedule 13D (and amendments thereto) with respect to their ownership of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 is hereby amended and restated in its entirety to read as follows:

“Columbia invested $4,121,924.44 of its working capital to acquire the 3,051,000 shares of Common Stock.”

Item 4. Purpose of Transaction.

    The shares of Common Stock were acquired by Columbia for investment purposes.

     The investments in the Issuer by the Reporting Persons (and their affiliates) are continuously reviewed and, at any time, the amount of such investments may be increased, through open market purchases or otherwise, or decreased. While the Reporting Persons (and their affiliates) do not have any plans or proposals which relate to or would result in any of the following, except as discussed in the following paragraphs of this Item and the letter below, the Reporting Persons reserve the right at any time to pursue or support any one or more:

     (a) The acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer’s business or corporate structure, except as discussed in the letter below;

     (g) Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

     The Reporting Persons also seek to encourage management to address operating losses and increase shareholder value. On May 16, 2005, the Reporting Persons sent the following letter to management, requesting that management take steps to enhance shareholder value by (1) reducing the Issuer’s advertising expenses and engaging an outside firm to evaluate the practicality of reducing other uses of cash, (2) considering the purchase of shares on the open market or paying a cash dividend to shareholders, and (3) possibly acquiring or merging with another company.

May 16, 2005                                                        VIA E-MAIL and USPS

Mr. William Rutherford
Chairman of the Board
Mr. Tim Timmins
Chief Executive Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, Oregon 97007

Dear Chairman Rutherford, Mr. Timmins and Other Board Members,

     On May 12 I had the opportunity to meet for the second time with Mr. Timmins and discuss Metro One. As you may know, Columbia Ventures Corporation has been a shareholder of Metro One for more than a year and is now its largest shareholder. During the meeting I neither asked for, nor did Mr. Timmins volunteer, any non-public information.

     While our meeting was friendly, I expressed to Mr. Timmins my shock and disappointment concerning the large loss that was reported for the first quarter of this year. Although I cannot presume to speak for all shareholders, as your largest shareholder I told Tim that such losses were simply unacceptable. If this had been the first quarter of problems it might be possible to be more forgiving, but this is the eighth consecutive quarter reporting losses for this company. Two years ago the stock price was about $5 per share. Today it has traded at an all-time low of less than 90 cents per share. Revenue for the first quarter 2003 was nearly $60 Million. In first quarter 2005 this was down to just over $18 Million. Cash reserves two years ago were over $90 Million. Now they are half that. Moreover, in the last two years the company has reported losses of more than $116 Million. Included in these losses has been about $70 Million of cash that has been spent on advertising Infone, without any substantial results to show for it at this point. These are sad and stunning results.

     Let me assure you that we believe the services that Metro One provides are industry-leading and exciting in their own right. We also believe that Metro One is providing the highest quality services to its customers and can continue to do so. We now have serious concerns, however, about whether Shareholder interests are being adequately considered. The company is apparently bleeding more than $100,000 of cash per day and this must stop!

     We recognize that great efforts have been expended on Infone, including strategies involving a retail, direct-to-consumers offering as well as wholesale co-marketing. Infone is a marvelous service with truly amazing abilities. While we understand that additional contracts could be announced soon, we also know that this is not an absolute certainty. In this environment it seems to us that much more must be done, and done immediately, to preserve the company’s ability to sustain itself within its current customer base, while continuing to search out new business. These need not be mutually exclusive activities.

     There are two possibilities it seems to us: (1) The company’s cost structure can be “rightsized” quickly to significantly reduce the current cash hemorrhage thereby providing a longer time frame within which to continue searching for new business, or (2) It is simply not possible to properly restructure the company to conserve cash given the level of business and obligations it has assumed. Using only the public information you have made available we cannot now determine which alternative is true, although in our experience we tend to believe Metro One should be able to create a business plan to reduce cash outflows within the currently available revenues of the business. This would involve some tough decisions in the short term. Should large new Infone business materialize it would be delightful to again be in a hiring mode at that time.

     If the company’s costs cannot be appropriately restructured so as to create a viable current business then we should address other alternatives. Foremost among them might be to acquire or merge with another similar business so that together the resulting business would be viable.

     As your largest shareholder, and as a supporter of the business, we do not understand the absence of a visible urgency on the cost control or business combination alternatives. While management has continued to collect their salaries and bonuses, shareholders have suffered devastating losses and cash burn seems to have accelerated. This is not a recipe for success.

     We want Metro One to succeed and we want to be part of the solution as a supportive shareholder. Platitudes and hope, however, are not sufficient in this situation. Given the serious nature of the situation we propose the following:

1.	Mr. Timmins should be assigned the continuing task of developing the Infone co-marketing customer base, but all advertising expenditures should be eliminated now. Tim believes in the service, has an immense knowledge of its capabilities and can be a passionate and effective evangelist it seems to us.

2.	An outside firm with restructuring expertise should be brought in immediately to quickly ascertain whether the business can indeed be restructured to live within its current means or not. The firm would report directly to the Board prior to the Annual Meeting. As part of our support for the company Columbia Ventures would be prepared to work with the Board, at no cost to the company, to help identify an appropriate firm.

3.	The Board should either commence to buy back shares of the company, assuming it thinks that the current price is attractive, and thus support shareholders such as ourselves who are willing to remain invested in the company at present; or it should declare a dividend so as to return some value to long-suffering shareholders. We are afraid that a high cash balance inside the company may be contributing to a false sense of complacency.

     In today’s climate of heightened sensitivity to things like fiduciary duties and enhancing shareholder value, we know that the Board will want to do the right thing in this difficult situation. For our part, we will remain fiercely interested in improving shareholder value for all shareholders. We will welcome the opportunity to speak with other shareholders, the true owners of this company, about any other alternatives. We will continue to consider all of our options, including increasing or decreasing our ownership in the company, depending on the outcome of our efforts to enhance value. We will be filing an amended 13D statement which will include this letter.

     Because of the severe cash burn, we respectfully request that you reply to our proposal at your earliest convenience and in no event later than May 23 so that action can be taken quickly. Thank you for your consideration of these matters. We look forward to working together toward a better, stronger and more valuable Metro One for all concerned.

With best wishes,

/s/ Kenneth D. Peterson, Jr.
Kenneth D. Peterson, Jr.
Chief Executive Officer

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

     As of the date hereof, Columbia is the direct beneficial owner of 3,051,000 shares of Common Stock, over which it has sole voting and sole dispositive power. This number represents 12.16% of the issued and outstanding shares of Common Stock, based on 25,098,853 shares reported by the Issuer as issued and outstanding on May 6, 2005.

     As of the date hereof, Peterson may be deemed to be the indirect beneficial owner of 3,051,000 shares of Common Stock, over which it has sole voting and sole dispositive power. This number represents 12.16% of the issued and outstanding shares of Common Stock, based on 25,098,853 shares reported by the Issuer as issued and outstanding at May 6, 2005.

     The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty days:

Reporting Person	Date	Amount	Price Per Share	Where and How
		Bought (Sold)		Effected

Columbia	3/23/05	50,000 shares	$1.2699/share	Through BoA
Columbia	3/24/05	117,000 shares	$1.2922/share	Through BoA
Columbia	04/15/05	20,000 shares	$1.2605/share	Through BoA
Columbia	04/28/05	8,000 shares	$1.245/share	Through BoA
Columbia	04/29/05	91,000 shares	$1.0052/share	Through BoA
Columbia	05/02/05	119,000 shares	$.92696/share	Through BoA
Columbia	05/03/05	25,000 shares	$.9129/share	Through BoA
Columbia	05/06/05	69,000 shares	$.9179/share	Through BoA
Columbia	05/09/05	86,500 shares	$.8996/share	Through BoA
Columbia	05/10/05	20,500 shares	$.9198/share	Through BoA

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005	/s/ Kenneth D. Peterson, Jr.
Kenneth D. Peterson, Jr.

Columbia Ventures Corporation
By: /s/ Kenneth D. Peterson, Jr.
Its: Sole Shareholder, Director and Chief
Executive Officer